Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
and Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@LFG.com

VIA email & EDGAR

January 19, 2024

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:            The Lincoln National Life Insurance Company (“Lincoln”)
Post-Effective Amendment No. 3 (the “Amendment”)
File No. 333-267670

Dear Mr. Zapata:

Attached is a courtesy copy of the above-referenced post-effective amendment filed on January 19, 2024. Each prospectus has been blacklined to its respective counterpart as contained in the pre-effective amendment filed January 25, 2023. The Amendment includes several updates, most significantly:

1.
Addition of Dual15 Plus: a new crediting method that uses either a performance cap or a dual rate to determine the performance rate for an indexed segment. This feature is currently offered in another contract issued by Lincoln (File No. 333-273746) and was previously reviewed by the staff.

2.
Addition of Annual Lock Indexed Accounts: multi-year accounts in which the performance is calculated on each indexed anniversary date, but the performance is not credited to or deducted from the indexed segment until the last day of the indexed term. The annual lock indexed account type is currently offered in another contract issued by Lincoln (File No. 333-273746) and was previously reviewed by the staff.

3.	Indexed Accounts: two new indices will be added in a subsequent filing (currently confidential); one current index has been removed and replaced.

4.	Removal of the Interest Rate Adjustment feature.

5.	Interim Value formula: a revised formula to calculate the Interim Value that will apply to all crediting methods.

In addition, certain stylistic edits and administrative updates have been made to incorporate all the changes made to the registration statement since the previous post-effective amendment.

We intend to launch the updated product beginning on or about May 20, 2024. A subsequent POS AM filing will be submitted following staff review and approval of the Amendment.

Any questions or comments regarding this filing may be directed to my attention at 860-466-2832.  Thank you for your assistance.

Sincerely,

/s/ Nadine Rosin

Nadine Rosin